Agrify Corporation

2468 Industrial Row Drive

Troy, Michigan 48084

October 31, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Agrify Corporation (the “Company”) Registration Statement on Form S-1 File No. 333-282387 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (File No. 333-282387) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on November 4, 2024, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Blank Rome LLP at (617) 415-1219 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (855) 420-0020 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours,

AGRIFY CORPORATION

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Chairman and Chief Executive Officer

cc:	Frank A. Segall, Esq., Blank Rome LLP
Robert A. Petitt, Esq., Blank Rome LLP